DD
12/13



SECUR ION
13026328

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Ave Suite 3750
(No. and Street)

Seattle	WA	98154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue Suite 902	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/13

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of November 27, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


Notary Public State of Florida
Danielle Hammer
My Commission FF 061051
Expires 07/10/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Year ended September 30, 2013

with Report and Supplementary Report of Independent Auditors

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2013

Contents



Accountants & Advisors

805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Report on the Financial Statements

We have audited the accompanying financial statements of National Securities Corporation (a Washington corporation), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position National Securities Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital and aggregate indebtedness under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness under Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in computation of net capital and aggregate indebtedness under Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

New York, NY
November 27, 2013

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Financial Condition

September 30, 2013
Assets

Current Assets:	
Cash and cash equivalents	$ 7,544,735
Cash deposits with clearing organizations	300,746
Due from clearing brokers	6,969,719
Securities held for resale - at market value	
Marketable securities	1,822
Non-marketable securities	29,941
Accounts receivable	751,785
Forgivable loans - registered representatives	427,388
Notes receivable - employees and registered representatives, net of allowance for doubtful accounts of $12,500	243,300
Prepaid insurance	347,133
Prepaid fees and expenses	244,473
Total Current Assets	16,861,042
Non-Current Assets:	
Property and equipment, net of accumulated depreciation of $2,109,074	159,534
Due from affiliates	32,825
Refundable deposits	290,004
Total Non-Current Assets	482,363
Total Assets	**$ 17,343,405**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Financial Condition

September 30, 2013

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable	$	763,695
Accrued payroll and commissions payable		7,988,212
Other accrued expenses		1,178,632
Due to parent		300,244
Total Liabilities		10,230,783
Shareholder's Equity		
Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding		2
Additional paid-in-capital		13,594,571
Accumulated deficit		(6,481,951)
Total Shareholder's Equity		7,112,622
Total Liabilities and Shareholder's Equity	**$**	**17,343,405**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Operations

For the Year Ended September 30, 2013

Revenues:		
Commissions	$	74,579,555
Net dealer inventory gains		2,651,727
Investment banking		13,823,107
Interest and dividends		3,798,253
Transfer fees and clearing services		7,448,339
Other		246,137
Total Revenues		**102,547,118**
Expenses:		
Commissions, compensation and fees		91,582,842
Clearing fees		576,907
Communications		2,901,737
Occupancy, equipment and other admin expenses		1,006,632
Professional fees		1,870,777
Interest, licenses and registration		1,366,637
Total Expenses		**99,305,532**
Net Income before income taxes	**$**	**3,241,586**
Income taxes		-
Net Income	**$**	**3,241,586**

See accompanying notes.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)
Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2013

	Common Stock		Additional Paid - in	Accumulated	
	Shares	**Amount**	**Capital**	**Deficit**	**Total**
Balance as of September 30, 2012	100	$ 2	$ 13,594,571	$ (9,723,537)	$ 3,871,036
Net income				3,241,586	3,241,586
Balance as of September 30, 2013	100	$ 2	$ 13,594,571	$ (6,481,951)	$ 7,112,622

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Statement of Cash Flows

For the Year Ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,241,586
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		250,800
Amortization of forgivable loans		341,734
Compensatory element of common stock option issuances		248,969
Changes in assets and liabilities		
Cash deposits with clearing organizations		-
Due from clearing organizations		(3,381,955)
Accounts receivables		(575,834)
Notes receiveble - employees and registered reps		183,235
Securities owned: marketable, at market value		15,761
Forgivable loans - registered reps		(429,499)
Prepaid insurance		(182,281)
Prepaid fees and expenses		(95,102)
Refundable deposits		(1,936)
Accounts payable		196,335
Accrued payroll and commissions payable		2,773,578
Other accrued expenses		407,384
Net cash provided by operating activities		2,992,776
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(103,554)
Securities Owned		
Non-marketable, at fair value		17,946
Net cash used in investing activities		(85,608)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due from affiliates		282,552
Due to parent		293,976
Net cash provided by financing activities		576,528
NET INCREASE IN CASH		3,483,696
CASH BALANCE		
Beginning of the year		4,061,039
End of the year	$	7,544,735
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	24,833
Income Taxes	$	-

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)
Notes to Financial Statements

1. Organization

Description of Business

National Securities Corporation, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Association (the "FINRA") and the National Futures Association (the "NFA"). The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through National Financial Services ("NFS"), and COR Clearing (formerly known as Legent Clearing, LLC ("COR), its clearing firms, on a fully disclosed basis. In October 2013, the Company signed an agreement with Southwest Securities ("Southwest") to clear some of it business. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD").

In December 2012, upon approval from FINRA, National received a transfer of all of vFinance Investments retail brokers, in an effort to consolidate its retail business activity into the Company that was best suited to deal with the retail activity and to reduce overhead.

2. Significant Accounting Policies and Other Matters

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. We may have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary in accordance with GAAP. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such

2. Significant Accounting Policies and Other Matters - Continued

Use of Estimates – Continued

matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2013, we accrued approximately 205,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Revenue Recognition and Other Matters

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms, NFS and COR. The interest is billed on the average daily balance of the margin account.

Investment banking revenues may include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the closing date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading inventory gains result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking position in securities which may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Transfer fees and clearing fees are fees charged to the broker and/or the client on customer security transactions in order to offset the Company's cost to produce statements, confirmations, and tax documents. They are recognized on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

2. Significant Accounting Policies and Other Matters - Continued

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the assets are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with NHLD on a tax allocation arrangement; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount may not be realized.

Accounts Receivable

The Company periodically receives payment from various investment banking deals, after the closing of the deal. These amounts are usually collected within sixty to ninety days and as of September 30, 2013 the Company has $0 in allowance for doubtful accounts. Additionally, other amounts due from unrelated parties are assessed and usually collected within thirty to sixty days.

Notes Receivable – employees and registered representatives– Net of allowance for doubtful accounts

The Company extends unsecured credit in the normal course of business to its employees and registered representatives. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in other expenses in the accompanying statement of operations. The Company has a historically high rate of collectability on all of these amounts and as of September 30, 2013 the Company had a reserve for doubtful accounts of approximately $12,500.

Forgivable loans - registered representatives

Forgivable loans are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period along with a promissory note for an equivalent term. The advance is amortized on a straight-line basis or based on a percentage of production depending on the agreement

2. Significant Accounting Policies and Other Matters - Continued

Forgivable loans - registered representatives - Continued

with the representative, and is included in Commissions, Compensations and related expenses in the accompanying statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance in accordance with the terms of the promissory note. There was no allowance for doubtful accounts associated with this receivable at September 30, 2013.

Prepaid Insurance and other expenses

The Company obtains several forms of insurance in its day to day operations, some of which requires prepayment. These amounts may be prepaid as much as a year in advance, and are amortized over the life of the particular policy. Other prepaid expenses consist of technology and quotation services which are usually prepaid for up to three months in advance.

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at market value on the valuation date.

Restricted securities which consist of restricted stock and non-tradable warrants exercisable into freely trading common stock of public companies are carried at fair value based on readily available market prices for the underlying stock using Black-Scholes estimates as determined in good faith by management.

Market Risk

The investments of the Company are subject to normal market fluctuations and other risks inherent in investing in securities and there can be no assurance that any appreciation in value will occur. The value of investments can fall as well as rise and investors may not realize the amount that they invest.

Entering into Short Positions

A short sale involves the sale of a security that is not owned in the expectation of purchasing the same security (or a security exchangeable) at a later date at a lower price. A short sale involves the risk of a theoretically unlimited increase in the market price of the security that would result in a theoretically unlimited loss, although this potential loss is mitigated in the case of debt securities by the nature of such securities.

2. Significant Accounting Policies and Other Matters - Continued

Concentrations of Credit Risk

As of September 30, 2013, all cash balances in banks were fully insured by The Federal Deposit Insurance Corporation. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying statement of financial condition, and/or (iii) charged as an expense in the accompanying statement of financial condition, based on the particular facts and circumstances.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. The Company however does not require collateral from its customers or the clearing broker-dealer and potential losses could be material.

3. Securities Held for Resale – Marketable and Restricted

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model, only when the underlying shares are registered. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair market value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

As of September 30, 2013, securities held for resale include:

Corporate stocks	$	1,822
Restricted Securities		26,856
Warrants		3,085
Total	$	31,763

Restricted securities at September 30, 2013 consisted of $26,856 of restricted securities and securities not having a ready market.

To determine the fair value, the Company used the professional standards for Fair Value Measurements. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non-marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

Securities Held for Resale

	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 1,822	$ -	$ -	$ 1,822
Restricted Securities		26,856		$ 26,856
Warrants	-	3,085	-	3,085
Total	$ 1,822	$ 29,941	$ -	$ 31,763

4. Related Party Transactions

The Company entered into a service agreement in October 2010 with its parent, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $292,000 to the affiliate. In return, National Holdings Corporation provides the Company with certain consideration including insurance and benefits coverage, rent and utilities, communications services, equipment leases, email services and office supplies and other travel costs as needed. During the fiscal year ended September 30, 2013, the Company had paid approximately $3,506,000 to its affiliate related to this agreement.

The Company entered into service agreement in January 2012 with its affiliate, vFinance Investments, Inc., whereby the Company agrees to make monthly payments of approximately $90,000 to the affiliate. In return, vFinance Investments, Inc. provides the Company with certain services including Accounting, Information Technology, Human Resources, Executive, Compliance and Operations services. During the fiscal year ended September 30, 2013, the Company had paid approximately $305,000 to its affiliate related to this agreement.

The Company entered into a new service agreement replacing the aforementioned agreement in January 2013 with its affiliate, vFinance Investments, Inc., whereby the Company agrees to make monthly payments of approximately $4,700 to the affiliate. In return, vFinance Investments, Inc. provides the Company with certain services including Compliance, Operations and trading support. During the fiscal year ended September 30, 2013, the Company had paid approximately $42,500 to its affiliate related to this agreement.

The Company entered into a service agreement in January 2012 with its affiliate, vFinance Investments, Inc., whereby vFinance Investments, Inc., agrees to make monthly payments of approximately $33,000 to the Company. In return, the Company provides vFinance Investments with certain services including Executive, Compliance, Operations, Retail Administrative support, Supervision, Market Strategy and Registrations services. During the fiscal year ended September 30, 2013, the Company had received approximately $100,400 from its affiliate related to this agreement.

The Company entered into a new service agreement replacing the aforementioned agreement, in January 2013 with its affiliate, vFinance Investments, Inc., whereby vFinance Investments, Inc., agrees to make monthly payments of approximately $12,000 to the Company. In return, the Company provides vFinance Investments, Inc. with certain services including Accounting, Compliance, Registrations, Supervision, Information Technology, Human Resources and Corporate Administrative support services. During the fiscal year ended September 30, 2013, the Company had received approximately $108,000 from its affiliate related to this agreement.

The Company served as the placement agent for its parent National Holding Corporation (NHLD) during

4. Related Party Transactions - Continued

its January 2013 and August 2013 capital raises. The revenue for these transactions have been included in investment banking and totaled $370,000 for the fiscal year. These transactions were properly disclosed to the SEC.

The Company gave National Holdings Corporation Stock Options and Restricted Stock Units to its associates. In the aggregate the Company recorded approximately $248,000 as amortization expense for these grants for the year ended September 30, 2013.

5. Property and equipment

Property and equipment as of September 30, 2013 consist of Furniture and Fixtures, Office Equipment, and Leasehold Improvements. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets for financial reporting purposes. Depreciation and amortization expense for the year ended September 30, 2013 was approximately $251,000.

6. Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2013, the Company did not record a provision for income taxes due to tax loss carry forward from prior years.

The Company's tax provision is as follows for the year ended September 30, 2013:

Current Expense	$ 1,339,339
Deferred benefit	(1,339,339)
Tax expense	$ -

The Company's deferred tax assets at September 30, 2013 were as follows:

Net operating loss carryovers	$ 3,441,000
Provision for bad debt	5,000
Gross deferred tax assets	3,446,000
Valuation allowance	(3,446,000)
Net deferred tax assets	$ -

6. Income Taxes - Continued

A reconciliation of the Company's income tax benefit applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	35.0%
Permanent differences	1.0%
State statutory income tax rate,	
Net of federal tax Benefit	4.9%
Change in valuation allowance	-40.9%
Effective Tax Rate	0.0%

The Company's valuation allowance decreased by approximately $1.3 million during the year ended September 30, 2013. The Company's net operating loss carry forwards of approximately $8.6 million expire in various years between 2021 and 2032 and may be limited due to changes in ownership in accordance with IRC Section 382.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2013, the Company is required to maintain a minimum net capital of $250,000. At September 30, 2013, the Company had net capital of $4,585,604 which was $4,335,604 in excess of its required net capital of $250,000.

8. Leases

As of September 30, 2013, the Company leases office space in various states expiring at various dates through 2017 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30, 2013		Amount
2014	$	466,190
2015		476,920
2016		392,740
2017		285,890
Thereafter		-
Total	$	1,621,740

The total amount of the rent payable under the lease is recognized on a straight line basis over the term of the lease. As of September 30, 2013 the Company has no deferred rent payable. Rental expense under all operating leases for the year ended September 30, 2013 was $1,596,998.

9. Commitments and Contingencies

The Company is a defendant or respondent in various pending and threatened arbitrations and administrative proceedings and lawsuits seeking compensatory damages of approximately $12,800,000. Many of these Claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

10. Employee Benefits

The Company has a defined 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2013, the Company made no contributions to the Plan.

11. Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement was renegotiated in February 2010. In June 2007, National entered into a clearing agreement with COR for the purpose of providing clearing services that are not provided by NFS and to maintain a pre-existing clearing relationship for brokers newly associated with National. A new clearing agreement with COR was signed in May 2009.

12. Subsequent Events

In October 2013, National entered into a new clearing agreement with Southwest Securities for the purpose of providing clearing services that are not provided by NFS or COR. As of the date of this report, the Company has not transacted any business with Southwest.

In October 2013, the Company distributed equity capital to its Parent in the amount of $1,000,000. The SEC, FINRA and NFA were all notified of this distribution in accordance with applicable rules and regulations.

The Company has evaluated subsequent events through November 27, 2013, which is the date the financial statements were issued, and except as disclosed herein, has concluded that no such events or transactions took place which would require disclosure herein.

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2013

Total shareholder's equity	$	7,112,622
Non-Allowable Assets		
Restricted Securities and Warrants		29,941
Accounts Receivable, Net of allowance for doubtful accounts		751,785
Employee and registered representative advances		243,300
Forgivable loans		427,388
Prepaid Expenses		591,606
Property and equipment		159,534
Due from affiliates		32,825
Refundable deposits		290,004
Total Non-Allowable Assets		2,526,383
Net Capital Before Haircuts on Securities Positions		4,586,239
Haircuts on Securities		
Stocks		635
Money market		--
Total Haircuts on Securities Positions		635
Net Capital		4,585,604
Required minimum capital		250,000
Excess net capital	$	4,335,604

<u>Reconciliation:</u>		
Net capital, per unaudited September 30, 2013 FOCUS report, as filed	$	4,612,049
Net audit adjustments		(26,445)
Net capital, per September 30, 2013 audited report, as filed	$	4,585,604

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3

September 30, 2013

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii)(C) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

In planning and performing our audit of the financial statements of National Securities Corporation (a wholly owned subsidiary of National Holdings Corporation) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered National Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of National Securities Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of National Securities Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission Regulation 1.16, we have made a study of the practices and procedures followed by National Securities Corporation's including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because National Securities Corporation's does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the company that we considered relevant to the following objectives stated Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of National Securities Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission (CFTC) previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that National Securities Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at November 27, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and or Regulation 1.16 under the CEAct in their regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
November 27, 2013



805 Third Avenue
Suite 902
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by National Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating National Securities Corporation's compliance with the applicable instructions of Form SIPC-7. National Securities Corporation's management is responsible for National Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
November 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000164 FINRA SEP
NATIONAL SECURITIES CORPORATION
1001 4TH AVE STE 3750
SEATTLE WA 98154-1100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2)		$ 232,785
B. Less payment made with SIPC-6 filed (exclude interest) 06/04/2013 Date Paid		(99,608)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 133,177
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 133,177	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Securties Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of October, 20 13

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 102,757,727
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		4,069,366
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		3,070,201
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		774,536
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement for services provided to affiliate (Deductions in excess of $100,000 require documentation)		210,609
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 24,833	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 1,519,255	
Enter the greater of line (i) or (ii)		1,519,255
Total deductions		9,643,967
2d. SIPC Net Operating Revenues		$ 93,113,760
2e. General Assessment @ .0025		$ 232,785

(to page 1, line 2.A.)

2